NYDIG Asset Management LLC

1 Vanderbilt Avenue, 65th Floor

New York, NY 10017

February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	NYDIG Bitcoin ETF

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-253119

Ladies and Gentlemen:

On February 16, 2021, NYDIG Bitcoin ETF (the “Trust”) initially filed Registration Statement No. 333-253119 on Form S-1 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Trust is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Trust submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Trust acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Trust requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Trust hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at NYDIG Asset Management LLC, Attention: Reuben Grinberg, 1 Vanderbilt Avenue, 65th Floor, New York, NY 10017, with a copy to the Trust’s counsel, Ropes & Gray LLP, Attention: Elizabeth J. Reza, 800 Boylston Street, Boston, MA 02199-3600.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Elizabeth J. Reza at (617) 951-7919 or Elizabeth.Reza@ropesgray.com.

Sincerely,

NYDIG Asset Management LLC, as Sponsor of the Trust

/s/ Reuben Grinberg
Name: Reuben Grinberg
Title: General Counsel

cc:	Elizabeth J. Reza (Ropes & Gray LLP)